Exhibit 99.1

XTL Biopharmaceuticals Announces ADS Ratio Change

RAMAT GAN, ISRAEL, March 20, 2026 (GLOBE NEWSWIRE) -- XTL Biopharmaceuticals Ltd. (Nasdaq:XTLB) (TASE:XTLB.TA) (the “Company” or “XTL”), announced today that it plans to change the ratio of its American Depositary Shares ("ADSs") to its ordinary shares, par value NIS0.1 per share (the "ADS Ratio"), from the current ADS Ratio of one (1) ADS to one hundred (100) ordinary shares, to a new ADS Ratio of one (1) ADS to four hundred (400) ordinary shares (the "ADS Ratio Change"). The Company anticipates that the ADS Ratio Change will be effective on March 25, 2026 (the "Effective Date").

For the Company's ADS holders, the change in the ADS Ratio will have the same effect as a one-for-four reverse ADS split. On the Effective Date, registered holders of company ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to the depositary bank for cancellation and will receive one (1) new ADS in exchange for every four (4) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System ("DRS") and in The Depository Trust Company ("DTC") will have their ADSs automatically exchanged and need not take any action. The exchange of every four existing ADSs for one (1) new ADS will occur automatically, with existing ADSs being cancelled and new ADSs being issued by the depositary bank on the Effective Date.

XTL's ADSs will continue to be traded under the ticker symbol "XTLB" on the Nasdaq Capital Market. No fees will be charged to ADS holders, for both certificated or uncertificated ADSs, in connection with the exchange of existing ADSs for new ADSs.

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The ADS Ratio Change will have no impact on XTL's underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change.

As a result of the change in the ADS Ratio, XTL's ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than four times the trading price per ADS before the change.

About XTL Biopharmaceuticals Ltd.

XTL is an IP Portfolio company that holds an IP portfolio including hCDR1 for Lupus (SLE) and Sjögren's Syndrome (SS) that the company sublicenses. The company actively pursues strategic collaborations and acquisitions to expand its therapeutic portfolio into high-value disease areas.

XTL trades on the Nasdaq Capital Market (NASDAQ: XTLB) and Tel Aviv Stock Exchange (TASE: XTLB.TA).

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to (i) whether to the Company will be able to receive sub-licensing fees relating to its Hcdr1 intellectual property, (ii) the Company’s ability to successfully manage and integrate joint ventures, acquisitions of businesses, solutions or technologies; (iii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iv) the ability to attract and retain qualified employees and key personnel; (v) adverse effects of increased competition on the Company’s future business; (vi) the Company’s ability to protect its intellectual property; and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 3 611 6666
Email: info@xtlbio.com
www.xtlbio.com